SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 29, 2000

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                             No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

LONDON STOCK EXCHANGE ANNOUNCEMENT

Generic Announcement

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company




Schedule 10 - Notification of Major Interests in Shares

1   Name of company:
MERANT plc

2   Name of shareholder having a major interest:
M&G Investment Management Limited

3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
same as above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

 2,916,667   PRUCLT HSBC GIS Nom (UK) PAC A/C
    30,000   PRUCLT HSBC GIS Nom (UK) PPL A/C



5   Number of shares/amount of stock acquired:


6   Percentage of issued class:


7   Number of shares/amount of stock disposed:


8   Percentage of issued class:


9   Class of security:
2p Ordinary

10  Date of transaction:


11  Date company informed:
25th August 2000

12  Total holding following this notification:
2,946,667

13  Total percentage holding of issued class following this
notification:
2.18

14  Contact name for queries:
Philip Rosier

15 Contact telephone number:
01635-565583

16  Name of company official responsible for making notification:
Philip Rosier

17  Date of notification:
29th August 2000





Additional Information:


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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 29, 2000                By: /s/ Kenneth A. Sexton
                                 --------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer